                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No._________)*

                               HMI Industries Inc.
                               -------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   404238 10 7
                                   -----------
                                 (CUSIP Number)

                                  Kirk W. Foley
                               6845 Davand Drive
                          Mississauga, Ontario LST 1L4

                                 With a copy to:
                            Marc H. Morgenstern, Esq.
                  Kahn, Kleinman, Yanowitz & Arnson Co., L.P.A.
                             2600 Tower at Erieview
                            Cleveland, OH 44114-1824
                                 (216) 696-3311

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 19, 2001
                                ----------------
             (Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See sec. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------  ----------------------
CUSIP No.                                                 Page  2 of ____ Pages
404238 10 7
--------------------------------------------------------  ----------------------

---------------------- ---------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                       Kirk W. Foley
---------------------- ---------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (See Instructions)    (a) [   ]
                                             (b) [ x ]
---------------------- ---------------------------------------------------------
          3            SEC USE ONLY


---------------------- ---------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)

                       OO, PF
---------------------- ---------------------------------------------------------
          5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                       PURSUANT TO ITEMS 2(d) or 2(e)   [ ]

---------------------- ---------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Canada
---------------------- ---------------------------------------------------------
  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING             637,476
     PERSON WITH
                       -------- ------------------------------------------------
                          8     SHARED VOTING POWER

                                2,339,028
                       -------- ------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                637,476
                       -------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,339,028
---------------------- ---------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       2,976,504
---------------------- ---------------------------------------------------------
         12            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                       CERTAIN SHARES (See Instructions)   [ ]


---------------------- ---------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       44.4%
---------------------- ---------------------------------------------------------
         14            TYPE OF REPORTING PERSON (See Instructions)
                       IN
---------------------- ---------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------   ----------------------
CUSIP No.                                                 Page 3 of ______ Pages
404238 10 7
-------------------------------------------------------   ----------------------

---------------------- ---------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                       Steeplechase Corp.
---------------------- ---------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (See Instructions)    (a) [   ]
                                             (b) [ x ]
---------------------- ---------------------------------------------------------
          3            SEC USE ONLY


---------------------- ---------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)

                       WC
---------------------- ---------------------------------------------------------
          5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


---------------------- ---------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Ontario, Canada
---------------------- ---------------------------------------------------------
  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
                       -------- ------------------------------------------------
                          8     SHARED VOTING POWER

                                1,709,250
                       -------- ------------------------------------------------
                          9     SOLE DISPOSITIVE POWER


                       -------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,709,250
---------------------- ---------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       1,709,250
---------------------- ---------------------------------------------------------
         12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]


---------------------- ---------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       25.5%
---------------------- ---------------------------------------------------------
         14            TYPE OF REPORTING PERSON (See Instructions)

                       CO
---------------------- ---------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------   ----------------------
CUSIP No.                                                 Page 4 of _____ Pages
404238 10 7
-------------------------------------------------------   ----------------------

---------------------- ---------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                       Fairway Inc.

---------------------- ---------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (See Instructions)  (a)   [   ]
                                           (b)   [ x ]
---------------------- ---------------------------------------------------------
          3            SEC USE ONLY


---------------------- ---------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       WC
---------------------- ---------------------------------------------------------
          5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


---------------------- ---------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
---------------------- ---------------------------------------------------------
  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
                       -------- ------------------------------------------------
                          8     SHARED VOTING POWER
                                150,750

                       -------- ------------------------------------------------
                          9     SOLE DISPOSITIVE POWER


                       -------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                150,750
---------------------- ---------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       150,750
---------------------- ---------------------------------------------------------
         12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]


---------------------- ---------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       2.2%
---------------------- ---------------------------------------------------------
         14            TYPE OF REPORTING PERSON (See Instructions)

                       CO
---------------------- ---------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------   ----------------------
CUSIP No.                                                 Page 5 of _____ Pages
404238 10 7
-------------------------------------------------------   ----------------------

---------------------- ---------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                       Daniel A. Thompson
---------------------- ---------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (See Instructions)    (a)   [   ]
                                             (b)   [ x ]
---------------------- ---------------------------------------------------------
          3            SEC USE ONLY


---------------------- ---------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)
                       WC
---------------------- ---------------------------------------------------------
          5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]


---------------------- ---------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Canada
---------------------- ---------------------------------------------------------
  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
                       -------- ------------------------------------------------
                          8     SHARED VOTING POWER

                                43,967
                       -------- ------------------------------------------------
                          9     SOLE DISPOSITIVE POWER


                       -------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                43,967
---------------------- ---------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       43,967

---------------------- ---------------------------------------------------------
         12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]


---------------------- ---------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       Less than 1%
---------------------- ---------------------------------------------------------
         14            TYPE OF REPORTING PERSON (See Instructions)

                       IN
---------------------- ---------------------------------------------------------

                                  SCHEDULE 13D
----------------------------------------------------------  --------------------
CUSIP No.                                                   Page 6 of ____ Pages
404238 10 7
----------------------------------------------------------  --------------------

---------------------- ---------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                       Anne M. Baker
---------------------- ---------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (See Instructions)    (a)   [   ]
                                             (b)   [ x ]
---------------------- ---------------------------------------------------------
          3            SEC USE ONLY


---------------------- ---------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)

                       WC
---------------------- ---------------------------------------------------------
          5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

---------------------- ---------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       USA
---------------------- ---------------------------------------------------------
  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
                       -------- ------------------------------------------------
                          8     SHARED VOTING POWER

                                137,186
                       -------- ------------------------------------------------
                          9     SOLE DISPOSITIVE POWER


                       -------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                137,186
---------------------- ---------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       137,186
---------------------- ---------------------------------------------------------
         12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]


---------------------- ---------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       2.0%
---------------------- ---------------------------------------------------------
         14            TYPE OF REPORTING PERSON (See Instructions)
                       IN
---------------------- ---------------------------------------------------------

                                  SCHEDULE 13D
---------------------------------------------------------- ---------------------
CUSIP No.                                                  Page 7 of _____ Pages
404238 10 7
---------------------------------------------------------- ---------------------

---------------------- ---------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                       Carol Dhama
---------------------- ---------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (See Instructions)    (a)   [   ]
                                             (b)   [ x ]
---------------------- ---------------------------------------------------------
          3            SEC USE ONLY


---------------------- ---------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)

                       WC
---------------------- ---------------------------------------------------------
          5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

---------------------- ---------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Canada
---------------------- ---------------------------------------------------------
  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
                       -------- ------------------------------------------------
                          8     SHARED VOTING POWER

                                33,775
                       -------- ------------------------------------------------
                          9     SOLE DISPOSITIVE POWER


                       -------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                33,775
---------------------- ---------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       33,775
---------------------- ---------------------------------------------------------
         12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]


---------------------- ---------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       Less than 1%
---------------------- ---------------------------------------------------------
         14            TYPE OF REPORTING PERSON (See Instructions)
                       IN
---------------------- ---------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------- -----------------------
CUSIP No.                                                Page 8 of _____ Pages
404238 10 7
-------------------------------------------------------- -----------------------

---------------------- ---------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                       Isetan Management Ltd.
---------------------- ---------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (See Instructions)    (a)   [   ]
                                             (b)   [ x ]
---------------------- ---------------------------------------------------------
          3            SEC USE ONLY


---------------------- ---------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)

                       WC
---------------------- ---------------------------------------------------------
          5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

---------------------- ---------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       Canada
---------------------- ---------------------------------------------------------
  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
                       -------- ------------------------------------------------
                          8     SHARED VOTING POWER

                                253,100
                       -------- ------------------------------------------------
                          9     SOLE DISPOSITIVE POWER


                       -------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                253,100
---------------------- ---------------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       253,100
---------------------- ---------------------------------------------------------
         12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]


---------------------- ---------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       3.8%
---------------------- ---------------------------------------------------------
         14            TYPE OF REPORTING PERSON (See Instructions)
                       CO
---------------------- ---------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------- -----------------------
CUSIP No.                                                Page 9 of ______ Pages
404238 10 7
-------------------------------------------------------- -----------------------

---------------------- ---------------------------------------------------------
          1            NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

                       Roy Cronacher
---------------------- ---------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                       (See Instructions)    (a)   [   ]
                                             (b)   [ x ]
---------------------- ---------------------------------------------------------
          3            SEC USE ONLY


---------------------- ---------------------------------------------------------
          4            SOURCE OF FUNDS (See Instructions)

                       WC
---------------------- ---------------------------------------------------------
          5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

---------------------- ---------------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION

                       USA
---------------------- ---------------------------------------------------------
  NUMBER OF SHARES        7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING
     PERSON WITH
---------------------- -------- ------------------------------------------------
                          8     SHARED VOTING POWER

                                11,000
---------------------- -------- ------------------------------------------------
                          9     SOLE DISPOSITIVE POWER


---------------------- -------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                11,000
---------------------- -------- ------------------------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       11,000
---------------------- -------- ------------------------------------------------
         12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]



---------------------- -------- ------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       Less than 1%
---------------------- -------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON (See Instructions)
                       IN
---------------------- -------- ------------------------------------------------

         This Report on Schedule 13D is being made by Kirk W. Foley, Steeplechase Corp. ("Steeplchase"), Fairway Inc. ("Fairway"), Daniel Thompson, Carol Dhama, Isetan Management Ltd. ("Isetan"), Anne M. Baker and Roy Cronacher (each, a "Reporting Person", and collectively, the "Reporting Persons"), and relates to the Common Stock, par value $.01 per share, of HMI Industries, Inc., a Delaware corporation ("HMI"). The Reporting Persons constitute a "group" for purposes of Rule 13d-5 under the Act, as amended, with respect to their respective beneficial ownership of such common stock.

         Mr. Foley, Steeplechase and Fairway hereby amend their previously filed respective Schedules 13D.

         The summary description of certain documents contained in this Schedule are qualified in their entirety by reference to the complete texts of such documents filed as Exhibits hereto and incorporated herein by reference. Information contained herein with respect to each Reporting Person is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

 ITEM 1. SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is common stock, $.01 par value ("Common Stock") of HMI Industries, Inc., a Delaware corporation. The address of the Company's principal executive office is Genesis Office Building, 6000 Lombardo Center, Seven Hills, Ohio 44131.

ITEM 2.  IDENTITY AND BACKGROUND.

         REPORTING PERSON:  Kirk W. Foley:

                  a)       The name of the person filing this report is Kirk W.
                           Foley;

                  b) The business address of Mr. Foley is 6845 Davand Drive Mississauga, Ontario L5T 1L4;

                  c) The present principal occupation or employment of Mr. Foley is President of Tube-Fab Ltd., the principal business of which is manufacturing and assembling precision tubular assemblies. The address of Tube-Fab Ltd. is 6845 Davand Drive, Mississauga, Ontario L5T 1L4;

                  d) During the last five years, Mr. Foley has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

                  e) During the last five years, Mr. Foley was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and

                  f)       Mr. Foley is a citizen of Canada.

         REPORTING PERSON:  Steeplechase Corp.:

                  a) The name of the person filing this report is Steeplechase Corp., a Canadian corporation. Steeplechase is controlled by Barry L. Needler by virtue of: (i) his direct or indirect ownership of more than 50% of the outstanding equity securities of Steeplechase; and (ii) his position as sole director and Chief Executive Officer of Steeplechase. The Item 2 information with respect to the directors and executive officers of Steeplechase is contained in Exhibit "D" hereto, which is incorporated herein by reference. Steeplechase and its executive officers and directors are referred to as the "Steeplechase Persons";

                  b) The business address of Steeplechase is P.O. Box 2463, Station B, Richmond Hill, Ontario, Canada, L4E 1A5;

                  d) During the last five years, none of the Steeplechase Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and

                  e) During the last five years, none of the Steeplechase Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         REPORTING PERSON:  Fairway Inc.:

                  a) The name of the person filing this report is Fairway Inc., a Delaware corporation. Fairway is controlled by Barry L. Needler by virtue of: (i) his direct or indirect ownership of more than 50% of the outstanding equity securities of Steeplechase; and
                           (ii) his position as sole director and Chief
                           Executive Officer of Fairway. The Item 2 information with respect to the directors and executive officers of Fairway is contained in

                           Exhibit "D" hereto, which is incorporated herein by reference. Fairway and its executive officers and directors are referred to as the "Fairway Persons";

                  b) The business address of Fairway is P.O. Box 2463, Station B, Richmond Hill, Ontario, Canada, L4E 1A5;

                  d) During the last five years, none of the Fairway Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and

                  e) During the last five years, none of the Fairway Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         REPORTING PERSON:  Daniel A. Thompson:

                  a)       The name of the person filing this report is Daniel
                           A. Thompson;

                  b) The address of Mr. Thompson is 2200 Parker Drive, Mississauga, Ontario, Canada L5B 1W2;

                  c)       Mr. Thompson is retired;

                  d) During the last five years, Mr. Thompson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

                  e) During the last five years, Mr. Thompson was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and

                  f)       Mr. Thompson is a citizen of Canada.

         REPORTING PERSON:  Anne M. Baker:

                  a)       The name of the person filing this report is Anne M.
                           Baker;

                  b) The address of Ms. Baker is 2 Park Avenue, Peru, Illinois 61354;

                  c) The present principal occupation or employment of Ms. Baker is homemaker;

                  d) During the last five years, Ms. Baker has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

                  e) During the last five years, Ms. Baker was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding she was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and

                  f)       Ms. Baker is a citizen of the United States.

         REPORTING PERSON:  Carol Dhama:


                  a)       The name of the person filing this report is Carol
                           Dhama;

                  b) The address of Ms. Dhama is 105 Windermere Cres., Richmond Hill, Ontario, Canada L4C 6Y8

                  c)       Ms. Dhama is self-employed;

                  d) During the last five years, Ms. Dhama has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

                  e) During the last five years, Ms. Dhama was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding she was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and

                  f)       Ms. Dhama is a citizen of Canada.

         REPORTING PERSON:  Isetan Management Ltd.:

                  a) The name of the person filing this report is Isetan Management Ltd., a Canadian corporation. Isetan is controlled by Murray Walker by virtue of: (i) his direct or indirect ownership of more than 50% of the outstanding equity securities of Isetan; and (ii) his position as sole director and President of Isetan. The Item 2 information with respect to the directors and executive officers of Isetan is contained in Exhibit "E" hereto, which is incorporated herein by reference. Isetan and its executive officers and directors are referred to as the "Isetan Persons";

                  b) The business address of Isetan is 4 Hunters Glen Road, Aurora, Ontario, Canada L4G 6W4;

                  d) During the last five years, none of the Isetan Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

                  e) During the last five years, none of the Isetan Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and

         REPORTING PERSON:  Roy W. Cronacher:

                  a) The name of the person filing this report is Roy W. Cronacher;

                  b) The business address of Mr. Cronacher is 1076 Goodlette Road, North, Naples, Florida 34102;

                  c) The present principal occupation or employment of Mr. Cronacher is President of Cronacher Development Corporation, the principal business of which is real estate development. The address of Cronacher Development Corporation is 1076 Goodlette Road, North, Naples, Florida 34102.

                  d) During the last five years, Mr. Cronacher has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

                  e) During the last five years, Mr. Cronacher was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws; and

                  f)       Mr. Cronacher is a citizen of the United States.

ITEM 3.  SOURCE OF AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On October 19, 2001, the Reporting Persons entered into a Stockholder Voting Agreement whereby the Reporting Persons made certain agreements regarding their power to vote and dispose of their shares of Common Stock and agreeing to grant an irrevocable proxy to Mr. Foley as their designated agent. See Item 6 for a description of the terms of the Stockholders Voting Agreement.

         No consideration was granted to any Reporting Person in connection with the execution of the Stockholders Voting Agreement beyond the agreements and covenants contained therein.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Reporting Persons executed the Stockholders Voting Agreement for the purpose of maximizing the stockholders' value of HMI, which may include, without limitation: (a) the sale or merger of HMI; (b) the purchase or sale of assets by HMI; (c) fixing the number and election of directors of HMI; (d) changing HMI's capital structure; (e) amending HMI's Certificate of Incorporation or Bylaws; and (f) reclassifying HMI's capital stock.

         The Reporting Persons may buy or sell additional shares of Common Stock in the open market or otherwise on such terms and at such times as the Reporting Persons consider desirable. Any decision by the Reporting Persons to increase, decrease or dispose of their position in HMI would be based upon factors, including, but not limited to, the business of HMI, the price of the shares of Common Stock, the terms and conditions of the transaction and prevailing market conditions.

         No specific proposal is intended to be submitted to the stockholders of HMI for their consideration at this time. However, the Reporting Persons intend to (i) seek to obtain control of the Board of Directors of HMI and (ii) seek to have the Board of Directors of HMI engage an investment banking firm to explore strategic alternatives and make recommendations to the Board of Directors, which may include programs to strengthen HMI's direct sales distribution network

         Other than as explicitly set forth herein, the Reporting Persons have no present plans or proposals which may relate to or would result in:

                  (i) The acquisition or disposition of any additional securities of HMI by any person;

                  (ii) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving HMI or any of its subsidiaries;

                  (iii) A sale or transfer of a material amount of assets of HMI or any of its subsidiaries;

                  (iv) Any change in the present Board of Directors or management of HMI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

                  (v) Any material change in the present capitalization or dividend policy of HMI;

                  (vi) Any other material change in HMI's business or corporate structure;

                  (vii) Changes in HMI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of HMI by any person;

                  (viii) Causing a class of securities of HMI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (ix) A change of equity securities of HMI becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Act; or

                  (x)      Any action similar to any of those enumerated above.

         The purposes of the Reporting Persons under the Stockholders Voting Agreement may change if the intentions, expectations and plans of the Reporting Persons change in the future.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         HMI's quarterly report on Form 10-Q for the quarter ending June 30, 2001 reports that, as of August 1, 2001, there were 6,707,832 shares of Common Stock outstanding. As of the date hereof, the Reporting Persons beneficially own shares of Common Stock as follows:

                  (i) Mr. Foley beneficially owns 2,976,504 shares of Common Stock or approximately 44.4% of the shares of Common Stock of the Company, including:

                           (a) 24,568 shares of Common Stock owned directly by Mr. Foley;

                           (b) 520,148 shares of Common Stock owned of record by Amherst Tanti U.S. Inc., a corporation wholly owned by Mr. Foley and his spouse;

                           (c) 10,300 shares of Common Stock held in a retirement fund for the benefit of Mr. Foley;

                           (d) Mr. Foley is the holder of an option, exercisable within 60 days, to purchase 82,460 shares of Common Stock and Mr. Foley holds an irrevocable proxy for such shares; and

                           (e) 2,339,028 shares of Common Stock for which Mr. Foley holds irrevocable proxies.

                  (ii) Steeplechase beneficially owns 1,709,250 shares of Common Stock or approximately 25.5% of the outstanding shares of Common Stock.

                  (iii) Fairway beneficially owns 150,750 shares of Common Stock or approximately 2.2% of the outstanding shares of Common Stock.

                  (iv) Mr. Thompson beneficially owns 43,967 shares of Common Stock or less than 1% of the outstanding shares of Common Stock.

                  (v) Ms. Baker beneficially owns 137,186 shares of Common Stock or approximately 2.0% of the outstanding shares of Common Stock.

                  (vi) Ms. Dhama beneficially owns 33,775 shares of Common Stock or less than 1% of the outstanding shares of Common Stock.

                  (vii) Isetan beneficially owns 253,100 shares of Common Stock or approximately 3.8% of the outstanding shares of Common Stock.

                  (viii) Mr. Cronacher beneficially owns 11,000 shares of Common Stock or less than 1% of the outstanding shares of Common Stock. The voting and dispositive power of the shares is exercised by Mr.

                           Cronacher, as Trustee of the Roy W. Cronacher, Jr. Living Trust dated 10/7/83.

         By virtue of their status as a "group" for purposes of Rule 13d-5, the Reporting Persons may be deemed to have shared voting and dispositive power over the shares owned by the other Reporting Persons. Other than with respect to the shared power to vote or dispose or to direct the vote or disposition of the shares of Common Stock arising from the execution and delivery of Stockholders Voting Agreement and the Proxies executed in connection therewith, no obligation (other than as explicitly disclosed herein) exists whereby the Reporting Persons would share voting or dispositive power of the shares of Common Stock owned by the other Reporting Persons. Other than as disclosed herein, each Reporting Person disclaims any beneficial ownership interest in the shares owned by the other Reporting Persons.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

         The information set forth in Items 3, 4, and 5 of this Schedule 13D is hereby incorporated by reference herein.

         Pursuant to the Stockholders Voting Agreement, the Reporting Persons agreed to vote all of the shares of Common Stock owned or controlled by such Reporting Person as directed by Mr. Foley, as the designated agent ("Designated Agent"). The Designated Agent may direct the vote of the shares of Common Stock in every matter submitted to HMI stockholders for stockholder votes, consent, waiver, release or other action and the right to take part in any corporate or stockholders' action, whether ordinary or extraordinary, and on any other matter that the Designated Agent may request including, but not limited to: (a) the sale or merger of HMI; (b) the purchase or sale of assets by HMI; (c) fixing the number and election of directors of HMI; (d) changing HMI's capital structure;
(e) amending HMI's Certificate of Incorporation or Bylaws; and (f) reclassifying HMI's capital stock. Under the terms of the Stockholders Voting Agreement, each Reporting Person executed and delivered an irrevocable proxy granting the Designated Agent the right to vote, or to execute and deliver stockholder written consents, in respect to all of the shares of Common Stock owned by the Reporting Persons; provided that the authority does not apply to any vote with respect to a transaction with an entity in which the Designated Agent has a disproportionate equity interest in relation to the interests of the other Reporting Persons.

         In addition to the terms of the Stockholders Voting Agreement, each Reporting Person agreed that it shall not transfer any of the shares of Common Stock owned by such Reporting Person, except for transfers that may be directed and approved by the Designated Agent. Additionally, each Reporting Person agreed that upon request of the Designated Agent, such Reporting Person will tender any shares of Common Stock owned by such Reporting Person into a sale, tender offer, or exchange offer that is presented to HMI's stockholders for consideration.

         Mr. Foley entered into an Option Agreement (the "Option Agreement") with Mr. Dominic Soffee whereby Mr. Foley obtained the option to purchase 82,460 shares of HMI Common Stock owned by Mr. Soffee. In connection with and pursuant to the Option Agreement, Mr. Soffee executed an irrevocable proxy in favor of Mr. Foley covering the shares of Common Stock subject to the Option Agreement.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit A         Joint Filing Agreement

         Exhibit B         Stockholders Voting Agreement

         Exhibit C         Form of Irrevocable Proxy for Stockholders Voting
                           Agreement

         Exhibit D         Item 2 Information for the Directors and Officers of
                           Steeplechase and Fairway

         Exhibit E         Item 2 Information for the Directors and Officers of
                           Steeplechase and Isetan

         Exhibit F         Option Agreement

         Exhibit G         Irrevocable Proxy

                                   SIGNATURES

         After reasonable inquiry and to the best of my respective knowledge and belief, I certify that the information set forth in this Statement is true, correct and complete.


Dated:  October 19, 2001                    /s/ Kirk W. Foley
                                            ------------------------------------
                                            Kirk W. Foley



                                            STEEPLECHASE CORP.

                                            /s/ Barry Needler
                                            ------------------------------------
                                            Barry Needler, President


                                            FAIRWAY INC.

                                            /s/ Barry Needler
                                            ------------------------------------
                                            Barry Needler, President


                                            /s/ Daniel A. Thompson
                                            ------------------------------------
                                            Daniel A. Thompson

                                            /s/ Carol Dhama
                                            ------------------------------------
                                            Carol Dhama


                                            ISETAN MANAGEMENT LTD.

                                            /s/ Murray Walker
                                            ------------------------------------
                                            Murray Walker, President


                                            /s/ Anne M. Baker
                                            ------------------------------------
                                            Anne M. Baker


                                            /s/ Roy W. Cronacher
                                            ------------------------------------
                                            Roy W. Cronacher